Exhibit 99.1

Q2

interim report 2009

Northgate Minerals Corporation

Northgate Minerals Corporation

Report to Shareholders
Three and Six Months Ending June 30, 2009

All dollar amounts are stated in United States dollars unless otherwise indicated.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Northgate Minerals Corporation (“Northgate” or “the Corporation”) and should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes, which are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate. A cautionary note regarding forward-looking statements follows this MD&A. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The information presented in this MD&A is as of August 7, 2009, unless otherwise stated.

Second Quarter 2009 Highlights

  Generated excellent cash flow from operations of $50 million

  Total production of 93,377 ounces of gold and 13.8 million pounds of copper, which is in line with the second quarter production forecast

  Average net cash cost of production was $465 per ounce of gold

  Gold sales totalled 100,572 ounces at a realized price of $924 per ounce and copper sales totalled 14.9 million pounds at a realized price of $2.65 per pound

  Announced a positive Pre-Feasibility Study for the Young-Davidson project
  » Targeting a 15-year mine-life with 2.8 million ounces of proven and probable reserves
  » After-tax operating cash flow of $736 million, net present value (“NPV”) of $370 million using a 5% discount rate, with an Internal Rate of Return (“IRR”) of 18.4% (based on a gold price of $925 per ounce)
  » Net asset value of Cdn$1.70 per share

  Signed an Impact and Benefits Agreement (“IBA”) with the Matachewan First Nation
  » The IBA establishes a framework for the permitting and development of a mine on the Young-Davidson property and sets out a variety of co-operative initiatives between the Matachewan First Nation and Northgate

  Identified approximately 870,000 tonnes of additional mineral reserves containing 93,000 ounces of gold at Stawell, extending the mine-life until Q2-2012

  Ratified a three-year collective agreement with the employees at the Fosterville Gold mine

Northgate Minerals Corporation

Executive Overview

Financial Performance

Northgate recorded consolidated revenue of $130,297,000 in the second quarter of 2009, compared with $138,880,000 in the same period last year. Revenues were lower in the current quarter compared to the same quarter one year ago due to a large drop in realized copper prices from $4.10 to $2.65 per pound and a 6% drop in copper sales, which were partially offset by a 12% increase in gold production. Net earnings were $5,402,000 or $0.02 per diluted share in the second quarter of 2009, compared with net earnings of $1,847,000 or $0.01 per diluted share for the corresponding quarter of 2008. Cash flow from operations was $49,997,000 or $0.19 per diluted share in the second quarter of 2009, compared with $40,859,000 or $0.16 per diluted share for the corresponding quarter of 2008. Per share data is based on the weighted average diluted number of shares outstanding of 256,469,123 in the second quarter of 2009 and 255,745,076 in the corresponding quarter of 2008. As of August 7, 2009, the Corporation had 256,018,732 issued and outstanding common shares and 6,639,850 outstanding common share options.

Health, Safety and Environment

Northgate strives to ensure that the highest health, safety and environmental standards are maintained at its mine sites. During the first half of 2009, both Kemess and Young-Davidson performed without a single lost time incident (“LTI”). Young-Davidson has maintained an exemplary track record of health and safety, as the property has not recorded a single LTI since taking ownership in late 2005. In Australia, Fosterville had one additional LTI during the second quarter, while Stawell recorded its first LTI of 2009. Northgate remains in compliance with all applicable environmental regulations and internal environmental policies.

Human Resources

On June 29, 2009, Northgate announced that a three-year Employee Collective Agreement was ratified by the Employee Collective at Fosterville, comprised of 190 production and maintenance employees for the underground and surface operations. This Agreement replaces the Australian Workforce Agreements and a temporary Greenfield agreement that was put into place in April 2008 when Northgate completed its conversion to owner mining from contractor mining.

Northgate Interim Report | Q1 2009 | 3

Summarized Consolidated Results

	Q2 2009	Q2 2008	H1 2009	H1 2008

Operating Data
Gold
Production (ounces)	93,377	83,561	200,854	171,947
Sales (ounces)	100,572	84,281	207,256	145,820[1]
Realized gold price ($/ounce) [2]	924	883	929	915
Copper
Production (thousands pounds)	13,805	13,940	28,812	28,320
Sales (thousands pounds)	14,947	16,080	27,979	29,456
Realized copper price ($/pound) [2]	2.65	4.10	2.38	3.91
Net cash cost ($/ounce)	465	423	428	353[3]

Financial Data (Thousands of US dollars, except where noted)
Revenue	130,297	138,880	254,115	224,973
Net earnings	5,402	1,847	26,812	21,512
Earnings per share
Basic	0.02	0.01	0.10	0.08
Diluted	0.02	0.01	0.10	0.08
Cash flow from operations	49,997	40,859	95,199	56,309
Cash and cash equivalents	120,759	76,876	120,759	76,876
Total assets	657,215	730,630	657,215	730,630

[1]	Gold sales in H1 2008 include the results for Fosterville and Stawell from the date of acquisition of February 19, 2008.
[2]

Metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and two MAMA for gold. Realized prices reported will differ from the average quarterly reference prices, as realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.

[3]	Cash costs in H1 2008 include the results for Fosterville and Stawell from the date of acquisition of February 19, 2008.

Northgate Interim Report | Q2 2009 | 4

Corporate Outlook

Once again, Northgate has delivered a strong quarter, achieving production forecast, generating excellent cash flow from operations and increasing gold reserves at the Stawell Gold mine in Australia. More importantly, the Corporation has taken two giant steps forward towards fulfilling the vision of building a new mine on the Young-Davidson property by signing an IBA with the Matachewan First Nation and by completing a positive Pre-Feasibility study for the project. The Pre-Feasibility outlines a 15-year mine-life with average annual gold production of 170,000 ounces at a net cash cost of $333 per ounce. Together with the ounces delineated at Stawell, Northgate’s gold reserves have grown by over 200% since the end of last year, with further exploration success expected at Stawell, Fosterville and Young-Davidson in the second half of 2009. With cash on hand of $121 million and a robust price environment for both gold and copper, Northgate is well positioned to finance the development of the Young-Davidson mine and is actively evaluating acquisitions that will add to the near term production profile and generate value for our shareholders.

Revised 2009 Production Forecast

Northgate’s production forecast for the balance of 2009 is outlined in the following table. Total production for the year is now forecast to be 382,500 ounces of gold at a net cash cost of $440 per ounce. Annual production forecasts for Fosterville and Kemess are in line with initial estimates; however, the production forecast for Stawell has been reduced by approximately 10,000 ounces as a result of changes in the mine plan that were necessitated by geotechnical issues that developed within the GG5L (“Golden Gift”) mining block. These issues have been addressed and all ounces remain in reserves for mining in future quarters. In addition, cash costs for the balance of 2009 are expected to be slightly higher as a result of the lower production and the stronger Canadian and Australian dollar relative to the US dollar.

	Actual (ounces)		Forecast (ounces)		Total (ounces)	Cash Cost
	Q1	Q2	Q3	Q4		($/oz)[1]
Fosterville	25,779	25,416	31,000	28,000	110,000	$500
Stawell	22,392	20,066	24,000	30,000	96,500	$510
Kemess	59,306	47,895	35,000	34,000	176,000	$362
	107,477	93,377	90,000	92,000	382,500	$440
Original Forecast [3]	107,477	93,500	100,400	89,300	390,600	$423[2]

[1]	Assuming copper price of $2.50/lb and exchange rates of US$/Cdn$0.90 and US$/A$0.80 for Q3 and Q4 2009.
[2]	Original forecast cash cost assumed copper price of $1.60/lb and exchange rates of US$/Cdn0.80 and US$/A$0.70.
[3]	Q1 original forecast stated is based on actual production of 107,477 ounces.

Northgate Interim Report | Q2 2009 | 5

Results of Operations – Australia

Fosterville Gold Mine
	Q2 2009	Q2 2008	H1 2009	H1 2008

Operating Data
Ore mined (tonnes)	206,829	116,709	372,184	227,613
Ore milled (tonnes)	203,822	109,987	371,746	249,479
Ore milled per day (tonnes)	2,240	1,209	2,053	1,371
Gold
Grade (g/t)	4.54	5.40	5.04	4.85
Recovery (%)	86	76	86	65
Production (ounces)	25,416	14,630	51,195	25,070[2]
Sales (ounces) [1]	24,875	13,117	51,238	17,685
Net cash cost ($/ounce)	537	1,150	483	1,207
Financial Data (Thousands of US dollars) [1]
Revenue	22,573	11,666	46,355	16,064
Cost of sales	12,391	14,657	23,408	21,003
Earnings (loss) from operations, before taxes	985	(6,650)	7,468	(10,431)
Cash flow from operations	6,015	(4,653)	18,763	(6,561)
Capital expenditures	8,280	13,619	18,027	16,215

[1]	Financial data and gold sales (ounces) for H1 2008 include the results of Fosterville from February 19 to June 30, 2008. Other figures are for the six month period ending June 30, 2008.
[2]	Production in H1 2008 for Fosterville excludes the change in gold-in-circuit inventory previously recorded.

Operational Performance

The Fosterville mine produced 25,416 ounces of gold during the three months ended June 30, 2009, which represented a significant improvement from the 14,630 ounces of gold produced in the corresponding quarter of 2008. During the second quarter, 206,829 tonnes of ore were mined and mine development advanced 2,033 metres (m), compared with 116,709 tonnes mined and 1,844m advanced, respectively, in the corresponding period of 2008. Mining rates dramatically increased in the second quarter of 2009 compared to the same period last year due to an increase in the number of working faces made available by the substantial mine development achieved since taking ownership of the mine.

During the quarter, a record 203,822 tonnes of ore were milled at a grade of 4.54 grams per tonne (g/t). Although tonnes milled were significantly higher than they were in the same period of 2008, ore grade was lower than the corresponding quarter. Tonnes milled in the quarter were higher than plan by 9% and the ore grade to the mill was lower than expected by 21%, which resulted in lower gold production than forecast. Mill head grades were lower than expected due to unusually high dilution in several stopes, changes to the mining sequence and lower than expected grades in a number of stopes on the periphery of the ore body. Mill head grades are expected to improve as higher grade stopes are mined and gold production is now anticipated to be 31,000 ounces for the third quarter of 2009. Gold recoveries of 86% in the second quarter of 2009 were dramatically higher than the 76% recovery recorded in the same period last year. Higher recoveries were attributable to the lower quantity of carbonaceous ore milled during the most recent quarter and the full commissioning of the heated leach circuit, which was completed in May. The fully commissioned circuit is expected to further improve gold recoveries in future quarters as the mill operations team refines reagent additions and gains experience operating the circuit.

Total operating costs for the second quarter of 2009 were A$17,946,000 or A$88 (2008 – A$162) per tonne of ore milled. Operating costs continued to decline from previous quarters as a result of increased mining efficiencies from the conversion to owner mining, increased mine output and other improvements to the manner in which the mine is operated. Mining costs were A$47 (2008 – A$94) per tonne of ore mined and milling costs were A$31 (2008 – A$46) per tonne of ore milled.

Northgate Interim Report | Q2 2009 | 6

The net cash cost of production for the second quarter of 2009 was $537 per ounce of gold, which was dramatically lower than the net cash cost of $1,150 per ounce of gold in the same period last year, as a result of lower mining costs, higher throughput, improved gold recovery and lower diesel prices. The net cash cost in the most recent quarter was, however, higher than it was in the first quarter of the year as a result of the lower ore grade milled and the stronger Australian dollar relative to the US dollar.

Financial Performance

Fosterville’s revenue for the three months ended June 30, 2009 was $22,573,000 based on gold sales of 24,875 ounces, compared to $11,666,000 and gold sales of 13,117 ounces in the corresponding period of 2008. The cost of sales for the second quarter of 2009, excluding depreciation and depletion, was $12,391,000 (2008 – $14,657,000) and the depreciation and depletion expense was $7,436,000 (2008 – $3,089,000). Earnings from operations before income taxes recorded for the period was $985,000 compared with a loss from operations of $6,650,000 in the corresponding period of 2008.

During the second quarter of 2009, the mine generated $6,015,000 in cash flow from operations compared to $4,653,000 in cash utilized in the corresponding period of 2008. Total investment in capital expenditures at Fosterville was $8,280,000, which included $4,701,000 for mine development and $3,579,000 for plant and equipment. Plant and equipment expenditures include $910,000 for the raising of the flotation tailings dam and $685,000 for the purchase of a used production drill for the development of the Ellesmere zone. Total investment in capital expenditures in the corresponding quarter of 2008 was $20,043,000, which included $6,424,000 financed by capital leases.

Exploration Update

During the second quarter, drilling programs accelerated at Fosterville with up to four surface diamond drill rigs operating in the southern part of the mine lease where 17 holes and over 9,000m of diamond drilling were completed. At Harrier Underground, located 1.7 kilometres south of the current Phoenix mining area, ten holes drill tested parts of the Osprey and Harrier Base zones. The current drill programs have two goals: first, to reduce drill section spacing from 100m to 50m for areas with strong gold mineralization to permit detailed resource modeling; and, second, to increase the size of the existing resource by drill testing potential down plunge mineralization extensions.

The results to date confirm the moderate southerly plunging orientation to both the Osprey and Harrier zones. The infill drilling, which provides increased definition, suggests the main Osprey mineralization has two plunging zones between sections 5250N to 5500N (see Figure 1). The lower Osprey zone is limited down plunge by drill holes SPD513A and 513B, but the upper Osprey and Harrier Base zones remain open down plunge.

Drilling highlights for the quarter for Osprey include:

  SPD516 (5450N); 4.0m @ 11.4 g/t gold from 553.5m

  SPD513 (5300N); 3.0m @ 5.8 g/t gold from 666.0m

  SPD511B (5500N); 2.0m @ 7.0 g/t gold from 595.4m

Drilling highlights for Harrier Base (see Figure 2) include;

  SPD515A (5550N); 10.0m @ 5.7 g/t gold from 670.2m

  SPD515 (5550N); 6.4m @ 4.2 g/t gold from 666.0m

The Harrier Phase 3 exploration drilling will continue into the third quarter of 2009 to better define presently known high grade zones and test down plunge extensions of these zones.

Drilling was also conducted on the Phoenix Extension south of the current Phoenix reserve block (see Figure 3). Infill resource definition drilling, immediately south of the Phoenix reserve block has commenced with two holes completed as part of a program that is the key objective in upgrading existing inferred mineral resource to reserve classification.

Drilling is also underway at Phoenix Deeps, approximately 300m to the south of and down plunge from the last Phoenix drill intercept. Three of the five holes attained target depths and all holes intersected gold mineralization. Assay results for the west dipping Phoenix splay mineralization include SPD514A, which intersected 10.0m @ 1.9 g/t gold and SPD514B, which intersected 2.7m @ 4.3 g/t gold.

 Northgate Interim Report | Q2 2009 | 7

Figure 1: Harrier Underground Longitudinal Section: Osprey Gold Mineralization

5,000 mN
5,100 mN
5,200 mN
5,300 mN
5,400 mN
5,500 mN
5,600 mN
5,700 mN
5,800 mN
5,900 mN
4,800 mRL
4,700 mRL
4,600 mRL
4,500 mRL
4,400 mRL
4,300 mRL
SPD520
SPD516 4.0@11.4
SPD519
SPD515 1.8@3.8
SPD515A 1.0@0.3
SPD511B 2.0@7.0
SPD513 3.0@5.8
SPD521
SPD513A
1.0m@1.2
SPD518
SPD518A
SPD513B 3.2@1.7
SPD512B No min
Osprey Mineralisation
Gram Metre
(Background)
<3
3 - 12
12 - 18
18 - 25
25 - 35
>35
Intercept
Grade (g/t Au)
>4
2.5 to 4
1 to 2.5
0.5 to 1
<0.5
Recent Results
Drillhole ID
Assay Result
(x m @ y g/t Au)
(where available)
Exploration
Potential
Low
High

Figure 2: Harrier Underground Longitudinal Section: Harrier Base Gold Mineralization

5,000 mN
5,100 mN
5,200 mN
5,300 mN
5,400 mN
5,500 mN
5,600 mN
5,700 mN
5,800 mN
5,900 mN
4,800 mRL
4,700 mRL
4,600 mRL
4,500 mRL
4,400 mRL
4,300 mRL
SPD520
SPD516 2.1@3.9
SPD515
6.4@4.2
SPD519
SPD511B 2.0@4.1
SPD515A 10.0@5.7
SPD518
SPD513 2.0@4.1
SPD513A 3.0@4.1
SPD513B 1.9@11.6
SPD521
SPD512B No min
SPD518A
Harrier Mineralisation
Gram Metre
(Background)
<3
3 - 12
12 - 18
18 - 25
25 - 35
>35
Intercept
Grade (g/t Au)
>4
2.5 to 4
1 to 2.5
0.5 to 1
<0.5
Recent Results
Drillhole ID
Assay Result
(x m @ y g/t Au)
(where available)
Exploration
Potential
Low
High

Northgate Interim Report | Q2 2009 | 8

Figure 3: Fosterville Gold Mine Long Projection

Stawell Gold Mine

	Q2 2009	Q2 2008	H1 2009	H1 2008
Operating Data
Ore mined (tonnes)	170,826	143,692	325,544	293,909
Ore milled (tonnes)	184,725	170,765	364,924	337,600
Ore milled per day (tonnes)	2,030	1,877	2,016	1,855
Gold
Grade (g/t)	3.90	4.87	4.18	5.42
Recovery (%)	87	85	87	87
Production (ounces)	20,066	22,807	42,458	51,170
Sales (ounces) [1]	19,608	21,037	44,243	33,284
Net cash cost ($/ounce)	608	627	515	596

Financial Data (Thousands of US dollars) [1]
Revenue	18,055	18,984	40,470	30,723
Cost of sales	11,890	13,660	22,940	20,905
Earnings (loss) from operations, before taxes	(2,713)	(3,389)	1,980	(2,706)
Cash flow from operations	4,811	2,914	17,819	9,506
Capital expenditures	9,566	6,509	15,492	9,131

[1]	Financial data and gold sales (ounces) include the results of Stawell from February 19 to June 30, 2008. Other figures are for the six month period ending June 30, 2008.

Northgate Interim Report | Q2 2009 | 9

Operational Performance

The Stawell mine produced a total of 20,066 ounces of gold during the three months ended June 30, 2009 compared to 22,807 ounces of gold in the corresponding period last year. During the quarter, gold production was lower than forecast due to changes in the stoping sequence that were necessitated by geotechnical issues that developed within the GG5L mining block. These issues have been addressed by modifying the mining sequence and extraction rate in the GG5L block and increasing ground support. All reserves that were expected to be extracted in the second quarter from GG5L will be mined in future quarters. With certain GG5L stopes temporarily unavailable, lower grade ore from the GG3 production zone and surface stockpiles was milled during the second quarter resulting in lower than planned gold production. Stawell’s annual production for 2009 is now forecast at approximately 96,500 ounces.

Mine production during the second quarter of 2009 was 170,826 tonnes of ore, which was higher than the 143,692 tonnes mined in the same period of 2008. Underground mine development continued in the GG1, GG3, and GG5L mining blocks and ramp access towards the new GG6 block advanced during the quarter with development totalling 1,697m (2008 – 1,229m). Phase 3 of the Stawell Cooling and Ventilation Upgrade project was almost complete by the end of the quarter with the commissioning of the new ventilation fan beginning in late June to ensure that the operation can safely and efficiently mine existing and future ore reserves in deeper areas.

During the second quarter of 2009, 184,725 tonnes of ore were milled at an average grade of 3.90 g/t compared with 170,765 tonnes of ore at 4.87 g/t in the same period last year. Gold recoveries of 87% in the second quarter of 2009 were slightly higher than the 85% recovery recorded in the same period of 2008 as a result of the higher volume of lower grade stockpiled sulphide ore processed.

Total operating costs for the second quarter of 2009 were A$16,021,000 or A$87 (2008 – A$89) per tonne of ore milled. The decline in operating costs is primarily attributable to the increase in mill throughput quarter over quarter, but is partially offset by higher mining costs due to increased development metres. Mining costs were A$57 (2008 –A$62) per tonne of ore mined and milling costs were A$26 (2008 – A$25) per tonne of ore milled.

The net cash cost of production for the second quarter of 2009 was $608 per ounce of gold, which was lower than the net cash cost of $627 per ounce of gold recorded in the same period last year, but higher than the cash cost of $432 per ounce recorded in the first quarter of this year. The increase in net cash cost from the previous quarter resulted from a stronger Australian dollar relative to the US dollar and lower gold production.

Financial Performance

Stawell’s revenue for the three months ended June 30, 2009 was $18,055,000 based on gold sales of 19,608 ounces. The cost of sales during the quarter, excluding depreciation and depletion, was $11,890,000 (2008 – $13,660,000) and the depreciation and depletion expense was $8,422,000 (2008 – $6,556,000). Depreciation and depletion expense was higher in the most recent quarter due to an increase in ore mined and milled. Loss from operations before income taxes recorded for the period were $2,713,000 compared with a loss of $3,389,000 in the corresponding period of 2008. During the second quarter of 2009, Stawell generated $4,811,000 in cash flow from operations compared with $2,914,000 in the corresponding quarter of 2008.

Total investment in capital expenditures at Stawell was $9,566,000, which includes $5,081,000 for mine development and $4,485,000 for plant and equipment. The plant and equipment expenditure includes $1,100,000 for the purchase of a new production drill and $609,000 for the raising of the tailings dam. Total investment in capital expenditures in the corresponding quarter of 2008 was $7,642,000, which included $1,133,000 financed by capital leases.

Northgate Interim Report | Q2 2009 | 10

Exploration Update

Since the acquisition of the Stawell mine, Northgate’s exploration program has successfully delineated new zones of economic mineralization. In the first six months of 2009, mineral reserves and resources were increased in all areas of the mine through a combination of exploration drilling, resource definition drilling, and grade control drilling. A total of 870,000 tonnes containing 93,000 ounces of additional gold reserves were delineated, of which 48,000 ounces have been depleted for mining activity. The result is a net increase of 51,000 ounces of reserves. A further 32,000 ounces of indicated and 98,000 ounces of inferred resources have also been added. Mineral reserves and mineral resources, (exclusive of reserves) at June 30, 2009 are outlined in the following tables:

		Proven			Probable			Total
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
June 30, 2009	(000)	(g/t)	(000 oz)	(000)	(g/t)	(000 oz)	(000)	(g/t)	(000 oz)
Open Pit	—	—	—	430	1.80	25	430	1.80	25
(<100m from surface)
Underground	64	7.13	15	2,004	4.24	273	2,068	4.33	288
(>100m from surface)
Total Proven &	15,000 ounces			297,000 ounces			313,000 ounces
Probable Reserves

Note:

Mineral reserves were estimated using a gold price of A$965/oz; cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions; dilution of 2m-3m and mining; recovery of 95%-100% were applied to the underground reserves, dependent upon mining method.

		Indicated			Inferred
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
June 30, 2009	(000)	(g/t)	(000 oz)	(000)	(g/t)	(000 oz)
Open Pit (<100m from surface)	2,975	2.19	209	205	2.64	17
Underground (>100m from surface)	388	4.68	58	843	5.57	151
Total Resources	268,000 indicated ounces			168,000 inferred ounces

Note:

Mineral Resources were estimated using the following parameters: a. gold price of A$1,071/oz for underground resources; b. Magdala surface above 130mRL and above a nominal 0.8g/t gold cut-off; and, c. Wonga surface at A$1,071/oz gold price

Continuation of the 2009 Exploration Program

The balance of the 2009 exploration program will focus on the newly discovered GG7 (an extension to the GG5L system), Dukes Flank and North Magdala zones, in addition to ongoing work in the Magdala Upper Levels and GG6 areas where definition and exploration drilling will be carried out in support of resource conversion and further mine-life extensions.

Northgate Interim Report | Q2 2009 | 11

Results of Operations – Canada

Kemess Mine
	Q2 2009	Q2 2008	H1 2009	H1 2008

Operating Data
Ore plus waste mined (tonnes)	5,620,644	6,399,810	12,373,107	14,936,448
Ore mined (tonnes)	2,319,904	2,675,933	8,466,880	7,442,305
Stripping ratio (waste/ore)	1.42	1.39	0.46	1.01
Ore milled (tonnes)	4,468,549	4,550,947	8,780,720	8,794,838
Ore milled per day (tonnes)	49,105	50,010	48,509	48,323
Gold
Grade (g/t)	0.471	0.468	0.539	0.495
Recovery (%)	71	67	71	69
Production (ounces)	47,895	46,124	107,201	95,707
Sales (ounces)	56,089	50,127	111,775	94,851
Copper
Grade (%)	0.162	0.167	0.175	0.175
Recovery (%)	86	83	85	84
Production (thousands pounds)	13,805	13,940	28,812	28,320
Sales (thousands pounds)	14,947	16,080	27,979	29,456
Net cash cost ($/ounce)	366	92	366	98
Financial Data (Thousands of US dollars)
Revenue	95,593	112,310	181,746	216,326
Cost of sales	62,453	74,295	99,704	123,459
Earnings from operations, before taxes	19,762	31,076	53,337	78,115
Cash flow from operations	37,521	64,585	43,396	91,901
Capital expenditures	1,072	3,021	2,949	4,810

Operational Performance

Kemess posted gold and copper production of 47,895 ounces and 13.8 million pounds, respectively, in the second quarter of 2009. Metal production was higher than forecast as improvements to the metallurgical process resulted in better than expected gold and copper recoveries.

During the second quarter of 2009, approximately 5.6 million tonnes of ore and waste were removed from the open pit compared to 6.4 million tonnes during the corresponding quarter of 2008. Early in the second quarter of 2009, mining operations in the west pit were temporarily scaled back and ultimately suspended for several weeks in response to spring thaw conditions, which resulted in localized wall sloughing. Mining operations resumed in early June and mining in the western end of the pit was completed two months later. Future mining, from now until the end of the Kemess South mine life in Q2 2011, will occur in the eastern end of the open pit where the remaining lower grade reserves and resources are situated. Unit mining costs were Cdn$1.94 per tonne moved compared with Cdn$2.07 per tonne moved in the second quarter of 2008. The unit mining costs in the most recent quarter were lower than they were in the same period last year due to significantly lower diesel prices.

Northgate Interim Report | Q2 2009 | 12

Mill throughput and mill availability during the second quarter of 2009 were 49,105 tonnes per day (tpd) and 94%, respectively, which was consistent with the performance in the second quarter of 2008 of 50,010 tpd and 92%. The ore milled in the second quarter of 2009 had grades of 0.471 g/t gold and 0.162% copper, compared with grades of 0.468 g/t gold and 0.167% copper in the same period of 2008. Gold and copper recoveries were higher year over year and averaged 71% and 86%, respectively, in the second quarter of 2009 compared with 67% and 83% in the same period last year. Recoveries during the quarter were improved from the same quarter one year ago due to recent improvements in the metallurgical process that have made the mill more efficient in processing lower grade ore with a higher sulphide content. These improvements will have a very positive impact on the profitability of the lower grade ore, which makes up the majority of the remaining reserves at Kemess.

Metal concentrate inventory declined to 4,500 wet metric tonnes (wmt) in the second quarter of 2009 from approximately 10,000 wmt at the end of the first quarter of 2009 as a result of improved railcar availability in the spring.

The average unit cost of production at Kemess was Cdn$12.45 per tonne milled during the second quarter of 2009, including Cdn$3.20 per tonne for concentrate marketing costs, comprised of treatment and refining costs and transportation fees. The unit cost in the same quarter in 2008 was Cdn$13.01 per tonne milled, which included Cdn$3.55 per tonne for marketing costs. Concentrate marketing costs have increased year over year as the 2009 smelting and refining terms for 2009 have increased to $75 per dry metric tonne (dmt) and $0.75 per pound of copper compared with terms of $45 per dmt and $0.45 per pound in 2008. However, the higher cost was offset by much lower rail cost in the second quarter of 2009 compared to the same period of 2008. Site operating costs of Cdn$41.6 million have come down approximately 4% in the second quarter of 2009 (Cdn$43.4 million in the second quarter of 2008). The decrease in site operating costs resulted from the lower cost of consumables, including primarily the cost of diesel fuel and mill steel.

The net cash cost of production at Kemess in the second quarter was $366 per ounce of gold compared to $92 per ounce reported in the second quarter of 2008. The net cash cost was lower than previously forecast as a result of the higher price of copper. However, the net cash cost was dramatically higher than the comparative quarter of 2008 due to the significantly lower copper price, which was only partially offset by the strengthening US dollar and lower site costs in the second quarter of 2008.

Financial Performance

Revenue from Kemess in the second quarter of 2009 was $95,593,000 compared with $112,310,000 in the corresponding period of 2008. Metal sales in the second quarter of 2009 consisted of 56,089 ounces of gold and 14.9 million pounds of copper, compared with 50,127 ounces of gold and 16.1 million pounds of copper in the second quarter of 2008. During the second quarter of 2009, the price of gold on the London Bullion Market averaged $922 per ounce and the price of copper on the London Metal Exchange (LME) averaged $2.12 per pound. The net realized metal prices received on sales in the second quarter of 2009 were approximately $930 per ounce of gold and $2.65 per pound of copper, compared with $876 per ounce and $4.10 per pound in the second quarter of 2008. Since Northgate’s metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and two MAMA for gold, the realized prices reported differ from the average quarterly reference prices. The realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at June 30.

The cost of sales in the second quarter of 2009 was $62,453,000, which was lower than the corresponding period last year when the cost of sales was $74,295,000. The decrease in the most recent quarter reflects the lower costs of production and the positive impact of a stronger US dollar.

Depreciation and depletion expense in the second quarter was $10,159,000 compared to $6,278,000 during the corresponding period of 2008, as a result of higher metal sales.

Capital expenditures during the second quarter of 2009 totalled $1,072,000 compared to $3,021,000 in the corresponding period of 2008. Capital expenditures in the most recent quarter were primarily devoted to ongoing construction of the tailings dam and the recurring purchases of new mill liners.

Northgate Interim Report | Q2 2009 | 13

Young-Davidson Project

In mid-July 2009, Northgate released positive Pre-Feasibility study results from its Young-Davidson project, located in Matachewan, northern Ontario. The Pre-Feasibility study included proven and probable reserves of 2.8 million ounces, increasing Northgate’s reserve base by over 200%. Highlights of the Pre-Feasibility presented below are based on a gold price of $925 per ounce and an exchange rate of US$/Cdn$0.85:

  Proven and probable reserves of 2.8 million ounces contained gold

  15-year mine-life at a mill throughput of 6,000 tpd

  Average annual production of over 170,000 ounces of gold at a net cash cost of $333 per ounce

                » After the first two years of open pit production, average annual production for the next ten years will increase to over 190,000 ounces of gold at a net cash cost of $326 per ounce

  Initial capital cost of $293 million

  Sustaining capital costs of $159 million during the life of the mine

  After-tax operating cash flow of $736 million, NPV 5% of $370 million, with an IRR of 18.4%

  Net asset value of Cdn$1.70 per share

  Targeting commissioning in late 2011 with full production in early 2012

  Payback after start-up of production of 4.7 years

The pre-tax and after tax metrics of the Young-Davidson project at a variety of gold prices is shown in the following table:

Gold Price	Operating Cash Flow (US$M)		NPV 5% Discount (US$M)		IRR		Payback
US$/oz	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax	(years)
725	$548	$404	$233	$155	13.2%	11.1%	6.4
825	$790	$570	$386	$263	17.7%	15.0%	5.4
925	$1,033	$736	$539	$370	21.7%	18.4%	4.7
* Base case in bold.

Project Timeline

1.	A Feasibility Study is scheduled for completion by the end of 2009.

2.	Permitting activities are currently underway to support a 2010 construction start.

3.	Commissioning in late 2011.

4.	Target full production in early 2012.

Community Relations

Northgate has been working cooperatively with the Matachewan First Nation since it began exploring the Young-Davidson property in 2006 and on July 2, 2009, the two parties signed an IBA, which establishes a framework for the permitting and development of a mine on the Young-Davidson property. The IBA also sets out a variety of cooperative initiatives of the Matachewan First Nation and Northgate relating to employment, training and other business opportunities in connection with the Young-Davidson project.

Northgate Interim Report | Q2 2009 | 14

Corporate Overview

Corporate administration costs in the second quarter of 2009 were $2,356,000, a decrease of 23% compared to the corresponding quarter of the prior year. Australian corporate administration costs of $408,000 have decreased by $323,000 compared to the corresponding period in 2008 due to reduced staffing and the elimination of duplicate administration costs. Canadian corporate expenditures of $1,948,000 are comprised mainly of personnel costs, as well as ongoing compliance and investor relations costs. While corporate administration costs in Canadian and Australian dollars have decreased, much of the decline is attributable to weaker exchange rates relative to the US dollar in the comparative quarter of 2008.

Exploration costs during the second quarter of 2009 were $5,491,000 compared to $11,357,000 in the second quarter of 2008. Exploration costs in Canada of $3,365,000 were $5,497,000 lower than costs incurred in the corresponding period of the prior year due to reduced exploration activities at Young-Davidson, which was focused on the successful completion of a Pre-Feasibility study that was released in mid-July. Exploration costs incurred in Australia at Stawell and Fosterville were $2,126,000 in the quarter compared to $2,495,000 in 2008. Both sites continue to identify additional zones with the potential to extend each site’s mine life.

At June 30, 2009, there were 7,200 tonnes of copper forward sales outstanding at an average price of $2.49 per pound over the period from November 2009 through October 2010. The change in fair value of the remaining forward contracts during the quarter was a loss of $5,924,000 resulting from the continued increase in the price of copper throughout the quarter. The fair value of these contracts at June 30, 2009, was an asset of $3,595,000 of which $2,420,000 is included in trade and other receivables for contracts expiring within 12 months and $1,175,000 is included in other assets. Northgate had no forward gold contracts outstanding at June 30, 2009.

Net interest income was significantly lower at $530,000 in the second quarter of 2009 compared with $1,551,000 in the corresponding quarter of 2008. The decrease is attributable to considerably lower interest rates on Australian cash balances and to increased interest expenses resulting from plant and equipment acquired by Fosterville and Stawell through the assumption of capital leases, which began in the second quarter of 2008.

Northgate recorded an income tax expense of $2,834,000 in the second quarter of 2009 compared to an expense of $5,889,000 in the corresponding quarter of 2008. The current income tax expense in the second quarter of $2,267,000 relates exclusively to the Canadian operations as a result of continued strong financial results at Kemess. The Corporation has sufficient tax shields such that the Australian operations will not be cash taxable for the next several years in the current metal price environment. The future income tax expense in the current quarter of $567,000 relates predominantly to the reversal of temporary tax differences in Canada.

Northgate granted a total of 50,000 options to employees in the second quarter of 2009, compared to nil in the corresponding quarter of 2008. At June 30, 2009, there were 6,802,850 options outstanding, of which 3,929,800 were exercisable.

Northgate Interim Report | Q2 2009 | 15

Liquidity and Capital Resources

Working Capital: At June 30, 2009, Northgate had working capital of $83,608,000 compared with working capital of $21,947,000 at December 31, 2008. The increase in working capital is mainly due to the increase of current assets, which have risen 49% from December 31, 2008. Northgate’s cash and cash equivalents have increased by $58,340,000 due to strong cash flow from operations and the settlement of a portion of the Corporation’s copper forward contracts. Trade and other receivables have increased by $16,523,000 in light of higher quarter-end gold and copper prices. Current liabilities have increased $5,288,000 which is attributable mainly to the recognition of taxes payable for the Corporation’s Canadian operations. This has been offset by a decrease in accounts payable and accrued liabilities. Northgate’s cash balance at June 30, 2009 amounted to $120,759,000 compared with $62,419,000 at December 31, 2008. All cash is held on deposit with major banks in Canada and Australia.

During the quarter, Northgate generated cash flow from operations of $49,997,000 compared to $40,859,000 for the corresponding quarter of 2008. The increased cash flow resulted from the increase in revenues from higher gold sales at Kemess and Fosterville combined with higher net realized gold prices in the current quarter. Operating cash flows have also increased due to lower cost of sales for the three months ending June 30, 2009, which have decreased 15% compared to the corresponding quarter in 2008.

Northgate believes that its working capital at June 30, 2009, together with future cash flow from operations, is more than sufficient to meet its normal operating requirements for the next year, notwithstanding the current ongoing illiquidity and impairment of its auction rate securities (“ARS”) investments (refer to discussion below).

Investments: Northgate continues to hold ARS with a par value of $72,600,000, all of which securities were rated AAA at the time of purchase. ARS are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers (or their guarantors) continue to make regular interest payments to the Corporation. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of Northgate using the discretion conferred on it. Based on representations from Lehman, Northgate had believed that the securities conformed to Northgate’s internal investment management policy. Subsequent to the ARS investments of Northgate becoming illiquid, management of the Corporation received from Lehman a loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”).

Based on investigations conducted after the securities in question became illiquid, Northgate concluded that a number of representations from Lehman had been incorrect, and that Lehman had mishandled Northgate’s account. On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of Northgate’s investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees. Northgate has alleged that Lehman’s inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by Northgate in the FINRA Claim is a ruling of FINRA relieving Northgate of its obligation to repay the Short-Term Loan as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by Northgate from Lehman and its employees.

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On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). While Barclays has assumed from Lehman the management of the account in which the ARS of the Corporation are held, based on available information, Northgate believes that Barclays did not assume the Short-Term Loan in the manner prescribed by the court-approved Purchase Agreement.

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has arranged for the filing of the necessary Securities Investor Protection Corporation customer claim and bankruptcy proof of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assess the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of the Corporation’s ARS holdings at June 30, 2009 was $39,633,000, which reflects a $2,816,000 increase from the estimated fair value of $36,817,000 at March 31, 2009 and an increase of $342,000 from the estimated fair value of $39,291,000 at December 31, 2008. The Corporation continues to earn interest on all its ARS investments.

The increase in value for the three and six months ended June 30, 2009 is related mainly to the Corporation’s ARS investments issued by Regulation XXX Insurance companies. This increase has been recorded in other comprehensive income. The Corporation has concluded that the overall decline in estimated fair value of these ARS investments is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The overall estimated fair value of the Corporations’ ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps) increased during the three months ended June 30, 2009. However, this includes a decline in estimated fair value of $508,000 on certain securities in this group. The Corporation concluded that the decline on these securities was other than temporary and a corresponding amount has been recognized in net earnings. Previous other than temporary impairments recognized on securities, which subsequently have increased in value, are not reversed through net earnings.

Short-Term Loan: Northgate received from Lehman a Short-Term Loan collateralized by the Corporation’s ARS investments subsequent to such ARS investments becoming illiquid (refer to previous discussion on the Short-Term Loan under “Investments”, above).

As of June 30, 2009, the principal outstanding on the Short-Term Loan was $42,155,000. Northgate continues to treat the Short-Term loan as an obligation of the Corporation and has continued to classify it as a current liability based on its original maturity date.

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Internal Controls Over Financial Reporting

Northgate management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with Canadian GAAP. However, any system of internal control over financial reporting, no matter how well designed, has inherent limitations and management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Northgate’s management, including the CEO and CFO, have certified the adequacy of the design of the Corporation’s ICFR as of June 30, 2009 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Changes in Internal Control over Financial Reporting

There has been no change in Northgate’s ICFR during the second quarter of 2009. Since the acquisition of Perseverance in the prior year, management has been working on the integration of its Australian subsidiaries and has designed appropriate controls. During the first half of 2009, Northgate’s management completed the assessment of ICFR design at the Australian subsidiary level and has commenced effectiveness testing of ICFR.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to its consolidated financial statements for the year ended December 31, 2008, except for changes in these policies described in the section “Adoption of New Accounting Policies below. These interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent therein.

Revenue Recognition

Northgate recognizes revenue from the sale of its Kemess concentrate upon transfer of title and delivery at the receiving smelter, which typically occurs within seven days of the date that such concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré from Fosterville and Stawell upon delivery, which occurs when the doré is picked up by the purchaser’s agent. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost is capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.

Northgate Interim Report | Q2 2009 | 18

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at their fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s earnings and net assets.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.

Expected future cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs. Significant assumptions include the forecasted price for gold and copper and estimates concerning the disposal value of its assets. Actual future results may differ from the assumptions made by Northgate.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

Auction Rate Securities

Northgate records its investment in ARS at estimated fair value. In estimating the fair value of ARS, several variables are considered, including the probability of future defaults, the potential impact of recent events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of financial guarantors and the value of investments and reserves held by the issuer.

A decline in the estimated fair value of the Corporation’s ARS that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers’ capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, the presence of default insurance, significant downgrades in the credit rating of the issuer and adverse market conditions which have negatively impacted individual securities.

Northgate Interim Report | Q2 2009 | 19

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset.

Adoption of New Accounting Standards

On January 1, 2009, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This new standard establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes the standard with International Financial Reporting Standard (“IFRS”) IAS 38, Intangible Assets. Concurrent with the introduction of the standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. The standard is to be applied retroactively, however the adoption of this standard did not result in any changes to the Corporation’s interim consolidated financial statements.

New Accounting Pronouncements
Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards will converge with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. Northgate’s financial statements up to and including the December 31, 2010 financial statements will be reported in accordance with Canadian GAAP as it exists on each reporting date. Financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

Northgate has developed an IFRS conversion plan which includes an assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The plan will consider the impact of the conversion on the Corporation’s information technology systems, internal controls over financial reporting, disclosure controls and procedures and business activities that may be influenced by generally accepted accounting principles measurements. Training has been, and will continue to be, provided to key employees. The plan will also include an analysis of the impact of IFRS on Northgate’s current accounting policies as changes in accounting policy are likely and may materially impact the financial statements. However, due to the anticipated changes in IFRS prior to the conversion date, the final impact of the conversion on Northgate’s financial statements cannot be measured at this time.

Northgate is currently reviewing the provisions of IFRS 1, First-time adoption of International Reporting Standards, which provides guidance concerning the application of the international standards in the first IFRS financial statements. While IFRS are generally applied on a retrospective basis on conversion, IFRS 1 provides for certain elective exemptions from certain requirements of the standards. Northgate is examining the potential impact of these elections on the consolidated financial statements and will disclose details at a later date.

Northgate Interim Report | Q2 2009 | 20

Non-GAAP Measures

Adjusted Net Earnings

The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	Q2 2009	Q2 2008	YTD 2009	YTD 2008
Net earnings	$5,402	$1,847	$26,812	$21,512
Adjustments
Write-down of ARS	508	—	508	—
Unrealized gain on derivatives related to the
acquisition of Perseverance hedge book	—	—	—	(9,836)
Fair value adjustment on copper forward contracts,
net of tax	4,147	5,304	10,050	26,880
Effect of provisional pricing on concentrate sales, net of tax	(4,529)	164	(4,040)	(6,906)
Adjusted net earnings	5,797	7,315	33,330	31,650
Diluted common shares outstanding	256,469,123	255,745,076	256,012,372	255,543,256
Adjusted net earnings per diluted common share	$0.02	$0.03	$0.13	$0.12

Cash Cost

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown in the following table.

Q2 2009
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	Kemess	Combined
Gold production (ounces)	25,416	20,066	47,895	93,377
Cost of sales	$12,391	$11,890	$62,453	$86,734
Change in inventories and other	1,266	303	(15,040)	(13,471)
Gross copper and silver revenue	—	—	(29,872)	(29,872)
Total cash cost	$13,657	$12,193	$17,541	$43,391
Cash cost ($/ounce)	$537	$608	$366	$465

Northgate Interim Report | Q2 2009 | 21

Q2 2008
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	Kemess	Combined
Gold production (ounces)	14,630	22,807	46,124	83,561
Cost of sales	$14,657	$13,660	$74,295	$102,612
Change in inventories and other	2,174	637	(15,619)	(12,808)
Gross copper and silver revenue	—	—	(54,435)	(54,435)
Total cash cost	$16,831	$14,297	$4,241	$35,369
Cash cost ($/ounce)	$1,150	$627	$92	$423

YTD 2009
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	Kemess	Combined
Gold production (ounces)	51,195	42,458	107,201	200,854
Cost of sales	$23,408	$22,940	$99,704	$146,052
Change in inventories and other	1,329	(1,078)	(6,093)	(5,842)
Gross copper and silver revenue	—	—	(54,344)	(54,344)
Total cash cost	$24,736	$21,862	$39,268	$85,866
Cash cost ($/ounce)	$483	$515	$366	$428

YTD 2008
(Expressed in thousands of US$, except per ounce amounts)	Fosterville[1]	Stawell[1]	Kemess	Combined
Gold production (ounces)	18,651	34,315	95,707	148,673
Cost of sales	$21,003	$20,905	$123,459	$165,367
Change in inventories and other	1,519	(442)	(7,317)	(6,240)
Gross copper and silver revenue	—	—	(106,716)	(106,716)
Total cash cost	$22,522	$20,463	$9,426	$52,411
Cash cost ($/ounce)	$1,207	$596	$98	$353
[1] Prior half year data for the Stawell and Fosterville gold mines only include results from February 19, 2008 to June 30, 2008.

Northgate Interim Report | Q2 2009 | 22

Selected Quarterly Financial Data

(Thousands of US dollars,	2009 Quarter Ended		2008 Quarter Ended				2007 Quarter Ended
except per share, per ounce
and per pound amounts)	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenue	$130,297	$123,818	$136,748	$99,267	$138,880	$86,093	$95,999	$86,756
Earnings (loss) for the period	5,402	21,410	18,668	(29,438)	1,847	19,665	33,309	(11,937)
Earnings (loss) per share
Basic	$0.02	$0.08	$0.07	$(0.12)	$0.01	$0.08	$0.13	$(0.05)
Diluted	$0.02	$0.08	$0.07	$(0.12)	$0.01	$0.08	$0.13	$(0.05)
Metal production
Gold (ounces)	93,377	107,477	118,265	64,588	83,561	88,386	41,467	70,055
Copper (thousands pounds)	13,805	15,007	14,391	9,195	13,940	14,380	16,766	18,822
Metal Prices
Gold (London Bullion Market – $/oz)	922	909	795	870	896	927	788	681
Copper (LME Cash – $/lb)	2.12	1.56	1.77	3.48	3.83	3.54	3.26	3.50

Forward-Looking Statements:

This Northgate interim report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, concerning Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this interim report. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this interim report is made as of the date of this interim report, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Northgate Interim Report | Q2 2009 | 23

Interim Consolidated Balance Sheets
	June 30	December 31
Thousands of US dollars	2009	2008
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$120,759	$62,419
Trade and other receivables	34,833	18,310
Income taxes receivable	—	6,837
Inventories (note 3)	40,038	41,546
Prepaids	1,402	1,989
Future income tax asset	6,277	5,259
	203,309	136,360
Other assets	25,957	53,606
Deferred transaction costs	775	775
Future income tax asset	4,052	3,741
Mineral property, plant and equipment	383,386	357,725
Investments (note 4)	39,736	39,422
	$657,215	$591,629

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$42,132	$56,469
Income taxes payable	20,059	—
Short-term loan (note 5)	42,155	43,096
Capital lease obligations	4,489	4,533
Provision for site closure and reclamation costs	8,870	8,420
Future income tax liability	1,996	1,895
	119,701	114,413
Capital lease obligations	4,848	6,211
Other long-term liabilities	4,685	3,368
Site closure and reclamation obligations	40,098	37,849
Future income tax liability	2,726	14,350
	172,058	176,191
Shareholders' Equity
Common shares	312,316	311,908
Contributed surplus	5,891	5,269
Accumulated other comprehensive loss	(47,626)	(89,503)
Retained earnings	214,576	187,764
	485,157	415,438
	$657,215	$591,629

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

On behalf of the Board of Directors,

/s/ Terrence A. Lyons Terrence A. Lyons, Director	/s/ Douglas P. Hayhurst Douglas P. Hayhurst, Director

Northgate Interim Report | Q2 2009 | 24

Interim Consolidated Statements of Operations and Comprehensive Income

Thousands of US dollars,	Three Months Ended June 30		Six Months Ended June 30
except share and per share amounts, unaudited	2009	2008	2009	2008
Revenue	$130,297	$138,880	$254,115	$224,973
Cost of sales (note 3)	86,734	102,612	146,052	165,367
Depreciation and depletion	26,092	15,982	49,589	28,833
Administrative and general	2,356	3,066	4,638	6,227
Net interest income	(530)	(1,551)	(910)	(5,163)
Exploration	5,491	11,357	8,740	17,518
Currency translation loss (gain)	795	205	3,376	(6,907)
Accretion of site closure and reclamation obligations	777	213	1,499	954
Write-down of auction rate securities (note 4)	508	—	508	—
Other expense (income) (note 9)	(162)	(740)	(828)	(10,576)
	122,061	131,144	212,664	196,253
Earnings before income taxes	8,236	7,736	41,451	28,720
Income tax recovery (expense)
Current	(2,267)	(6,851)	(25,120)	(8,437)
Future	(567)	962	10,481	1,229
	(2,834)	(5,889)	(14,639)	(7,208)
Net earnings for the period	$5,402	$1,847	$26,812	$21,512
Other comprehensive income (loss)
Unrealized gain (loss) on available for sale securities	2,800	(2,627)	314	(7,125)
Unrealized gain on translation of self-sustaining operations	45,023	15,691	41,055	15,685
Reclassification of other than temporary loss on
available for sale securities to net earnings	508	—	508	—
	48,331	13,064	41,877	8,560
Comprehensive income	$53,733	$14,911	$68,689	$30,072
Net earnings per share
Basic	$0.02	$0.01	$0.10	$0.08
Diluted	$0.02	$0.01	$0.10	$0.08
Weighted average shares outstanding
Basic	255,859,008	255,325,154	255,806,475	255,001,371
Diluted	256,469,123	255,745,076	256,012,372	255,543,256

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q2 2009 | 25

Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
Thousands of US dollars, unaudited	2009	2008	2009	2008
Operating activities:
Net earnings for the period	$5,402	$1,847	$26,812	$21,512
Non-cash items:
Depreciation and depletion	26,092	15,982	49,589	28,833
Unrealized currency translation loss (gain)	1,115	2,338	(9)	(4,269)
Unrealized gain on derivatives	—	—	—	(9,836)
Accretion of site closure and reclamation obligations	777	213	1,499	954
Loss on disposal of assets	113	(44)	183	(45)
Amortization of deferred charges	53	53	107	107
Stock-based compensation	315	408	754	1,313
Accrual of employee severance costs	675	307	1,330	307
Future income tax recovery	567	(962)	(10,481)	(1,229)
Change in fair value of forward contracts	5,924	7,601	14,357	38,521
Writedown of auction rate securities	508	—	508	—
Changes in operating working capital and other (note 10)	8,456	13,116	10,550	(19,859)
	49,997	40,859	95,199	56,309
Investing activities:
Release of restricted cash	—	6,729	—	53,156
Increase in restricted cash	(64)	—	(136)	(23,912)
Purchase of plant and equipment	(9,148)	(13,114)	(18,888)	(17,078)
Mineral property development	(9,781)	(10,163)	(17,620)	(13,295)
Transaction costs paid	—	(308)	—	(2,233)
Acquisition of Perseverance, net of cash acquired	—	—	—	(196,590)
Repayment of Perseverance hedge portfolio	—	—	—	(45,550)
Proceeds from sale of equipment	238	3,221	310	3,221
	(18,755)	(13,635)	(36,334)	(242,281)
Financing activities:
Repayment of capital lease obligations	(1,547)	(2,331)	(2,659)	(3,408)
Financing from credit facility	157	408	259	8,356
Repayment of credit facility	(480)	(1,418)	(1,199)	(9,164)
Repayment of other long-term liabilities	(173)	(442)	(324)	(746)
Issuance of common shares	190	291	276	1,527
	(1,853)	(3,492)	(3,647)	(3,435)
Effect of exchange rate changes on
cash and cash equivalents	2,991	456	3,122	238
Increase (decrease) in cash and cash equivalents	32,380	24,188	58,340	(189,169)
Cash and cash equivalents, beginning of period	88,379	52,688	62,419	266,045
Cash and cash equivalents, end of period	$120,759	$76,876	$120,759	$76,876

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q2 2009 | 26

Interim Consolidated Statement of Changes in Shareholders' Equity
				Accumulated
	Number of	Common		Other
Thousands of US dollars,	Common	Shares	Contributed	Comprehensive	Retained
except common shares, unaudited	Shares	Amount	Surplus	Income (loss)	Earnings	Total
Balance at December 31, 2007	254,452,862	$309,455	$3,940	$(3,282)	$176,663	$486,776
Transitional adjustment on adoption
of inventory standard	—	—	—	—	381	381
Shares issued under employee
share purchase plan	382,909	406	—	—	—	406
Shares issued on exercise of
options	881,300	1,846	(492)	—	—	1,354
Stock-based compensation	—	201	1,821	—	—	2,022
Net earnings	—	—	—	—	10,720	10,720
Other comprehensive income	—	—	—	(86,221)	—	(86,221)
Balance at December 31, 2008	255,717,071	$311,908	$5,269	$(89,503)	$187,764	$415,438
Shares issued under
employee share purchase plan	181,357	183	—	—	—	183
Shares issued on exercise of
options	66,600	133	(40)	—	—	93
Stock-based compensation	—	92	662	—	—	754
Net earnings	—	—	—	—	26,812	26,812
Other comprehensive income	—	—	—	41,877	—	41,877
Balance at June 30, 2009	255,965,028	$312,316	$5,891	$(47,626)	$214,576	$485,157

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q2 2009 | 27

Notes to Consolidated Financial Statements

Note 1

Basis of Presentation

The accompanying unaudited interim consolidated financial statements for Northgate Minerals Corporation (“Northgate” or the “Corporation”) have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements and the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2008. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Except as disclosed in Note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2008.

Note 2

Adoption of New Accounting Standards

On January 1, 2009, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This new standard establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes the standard with International Financial Reporting Standard (“IFRS”) IAS 38, Intangible Assets. Concurrent with the introduction of the standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. The standard is to be applied retrospectively, however the adoption of this standard did not result in any changes to the Corporation’s consolidated financial statements.

Note 3

Inventories and Cost of Sales

	June 30, 2009	December 31, 2008
Concentrate and unshipped gold doré	$11,496	$13,041
Gold in circuit	3,365	3,378
Stockpiled ore	6,847	9,489
Supplies	18,330	15,638
	$40,038	$41,546

At June 30, 2009, the carrying value of gold in circuit and stockpiled ore at Stawell was recorded at its net realizable value of $4,641,000. A corresponding inventory impairment of $1,091,000 was recorded in cost of sales as at June 30, 2009.

Northgate Interim Report | Q2 2009 | 28

The cost of sales balance on the statement of operations is comprised of the following items:

	Three months ended		Six months ended
	Q2 2009	Q2 2008	Q2 2009	Q2 2008
Change in inventory	$13,448	$12,559	$5,729	$5,990
Mining and milling costs	52,334	64,002	98,031	111,900
Marketing and other costs	20,952	26,051	42,292	47,477
	$86,734	$102,612	$146,052	$165,367

Depreciation and depletion is included as depreciation and depletion expense in the statement of operations when the related inventory is sold.

Note 4

Investments

Northgate continues to hold auction rate securities (“ARS”), which are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers or their guarantors continue to make regular interest payments to the Corporation. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of the Corporation using the discretion conferred on it. Based on representations from Lehman, the Corporation had believed that the securities conformed to its internal investment management policy.

On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation’s investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees. The Corporation has alleged that Lehman’s inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by the Corporation in the FINRA Claim is a ruling of FINRA relieving the Corporation of its obligation to repay the Short-Term Loan (See Note 5, below) as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by the Corporation from Lehman and its employees.

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). While Barclays has assumed from Lehman the management of the account in which the ARS of the Corporation are held, based on available information, the Corporation believes that Barclays did not assume the Short-Term Loan in the manner prescribed by the court-approved Purchase Agreement.

Northgate Interim Report | Q2 2009 | 29

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary bankruptcy proof of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assess the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of the Corporation’s ARS holdings at June 30, 2009 was $39,633,000, which reflects a $342,000 increase from the estimated fair value of $39,291,000 at December 31, 2008 and $2,816,000 increase from the estimated fair value of $36,817,000 at March 31, 2009. The Corporation continues to earn interest on all its ARS investments.

The increase in value for the three and six months ended June 30, 2009 is related mainly to the Corporation’s ARS investments issued by Regulation XXX Insurance companies. This increase has been recorded in other comprehensive income. The Corporation has concluded that the overall decline in estimated fair value of these ARS investments is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The overall estimated fair value of the Corporations’ ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps) increased during the three months ended June 30, 2009. However, this includes a decline in estimated fair value of $508,000 on certain securities in this group. The Corporation concluded that the decline on these securities was other than temporary and a corresponding amount has been recognized in net earnings. Previous other than temporary impairments recognized on securities which subsequently have increased in value are not reversed through net earnings.

The Corporation believes that, based on its cash and cash equivalents balance of $120,759,000 at June 30, 2009 and expected operating cash flow, the current illiquidity and impairment of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business.

Note 5

Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, management of the Corporation received from Lehman a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of June 30, 2009, the principal outstanding on the Short-Term Loan was $42,155,000. The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

 Northgate Interim Report | Q2 2009 | 30

Note 6

Stock-Based Compensation

During the three months ended June 30, 2009, the Corporation granted a total of 50,000 (2008 – nil) options to employees, with a term of seven years and exercisable at Cdn$1.92 per share. Of the options granted, 10,000 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended June 30, 2009 was $57,000 (2008 – nil). During the three months ended June 30, 2009, $267,000 (2008 – $342,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended June 30, 2009, a total of 143,700 options were cancelled and 66,600 options were exercised. At June 30, 2009, there were 6,802,850 options outstanding, of which 3,929,800 were exercisable.

During the three months ended March 31, 2009, the Corporation granted a total of 1,566,000 (2008 – 1,480,000) options to employees, with a term of seven years and exercisable at Cdn$1.03 per share. Of the options granted, 313,200 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended March 31, 2009 was $742,000 (2008 –$2,087,000). During the three months ended March 31, 2009, $395,000 (2008 – $853,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2009, a total of 361,350 options were cancelled and no options were exercised.

The fair value of the share options granted was estimated using the Black–Scholes pricing model with the following assumptions:

	For Options	For Options	For Options	For Options
	Granted	Granted	Granted	Granted
	in Q2 2009	in Q2 2008	in Q1 2009	in Q1 2008
Risk-free interest rate	2.37%	—	2.30%	3.74%
Annual dividends	—	—	—	—
Expected stock price volatility	66.6%	—	64.1%	49.5%
Expected option life	5.0 years	—	5.0 years	5.0 years
Per share fair value of options granted (Cdn$)	$1.13	—	$0.59	$1.42

Note 7

Financial Instruments

The Corporation has entered into forward sales contracts with Mitsui Bussan Commodities Ltd. (“Mitsui”), to fix the price of copper for certain future production. A total volume of 7,200 metric tonnes of copper were sold forward using London Metal Exchange (“LME”) contracts as at June 30, 2009. These contracts mature from November 2009 through October 2010 at an average forward price of $2.49 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of $2.49 per pound. The volume of forward sales and purchases in each future month of production match the expected future pricing periods for copper in concentrate. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at June 30, 2009 was an asset of $3,595,000, of which $2,420,000 is included in trade and other receivables for contracts maturing within 12 months and $1,175,000 is included in other assets. At December 31, 2008, the fair value of contracts outstanding was an asset of $37,134,000, of which $6,338,000 was included in trade and other receivables and $30,796,000 was included in other assets.

Northgate Interim Report | Q2 2009 | 31

The change in fair value of the forward contracts recognized in revenues was a loss of $5,924,000 (2008 - $7,601,000) and $14,357,000 (2008 - $38,521,000) for the three and six month periods ended June 30, 2009, respectively.

In February 2009, the Corporation closed out 9,000 tonnes of its copper forward sales contracts for proceeds of $19,182,000. The contracts that were closed out were equally spread over the maturity dates from November 2009 through October 2010.

Note 8

Segmented Information

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in Canada and Australia as well as revenues and costs that are not attributable to the individual mines for performance assessment. Thus, hedging activity and exploration costs are included in the Corporate segment as the decisions concerning these expenditures are approved at the corporate level.

The operating segment results for the three months ending June 30, 2009 are as follows:
	Fosterville	Stawell	Kemess	Corporate	Total
Revenues	$22,573	$18,055	$95,593	$(5,924)	$130,297
Depreciation and depletion	7,436	8,422	10,159	75	26,092
Exploration	1,626	500	—	3,365	5,491
Net interest expense (income)	109	57	(16)	(680)	(530)
Earnings (loss), before income taxes	985	(2,713)	19,762	(9,798)	8,236
Capital Expenditures	8,280	9,566	1,072	11	18,929
Mineral property, plant and equipment	175,164	128,420	61,314	18,488	383,386
Total Assets	193,431	193,169	151,405	119,210	657,215

The operating segment results for the three months ending June 30, 2008 are as follows:
	Fosterville	Stawell	Kemess	Corporate	Total
Revenues	$11,666	$18,984	$112,310	$(4,080)	$138,880
Depreciation and depletion	3,089	6,556	6,278	59	15,982
Exploration	571	1,924	74	8,788	11,357
Net interest expense (income)	(88)	(38)	(188)	(1,237)	(1,551)
Earnings (loss), before income taxes	(6,650)	(3,389)	31,076	(13,301)	7,736
Capital Expenditures	13,619	6,509	3,021	128	23,277
Mineral property, plant and equipment	162,132	122,873	86,512	18,320	389,836
Total Assets	173,619	123,855	155,977	277,179	730,630

Northgate Interim Report | Q2 2009 | 32

The operating segment results for the six months ending June 30, 2009 are as follows:
	Fosterville	Stawell	Kemess	Corporate	Total
Revenues	$46,355	$40,470	$181,746	$(14,456)	$254,115
Depreciation and depletion	12,591	14,240	22,561	197	49,589
Exploration	2,651	1,357	13	4,719	8,740
Net interest expense (income)	200	101	(45)	(1,166)	(910)
Earnings (loss), before income taxes	7,468	1,980	53,337	(21,334)	41,451
Capital Expenditures	18,027	15,492	2,949	40	36,508

The operating segment results for the six months ending June 30, 2008 are as follows:
	Fosterville[1]	Stawell[1]	Kemess	Corporate	Total
Revenues	$16,064	$30,723	$216,326	$(38,140)	$224,973
Depreciation and depletion	4,756	9,943	14,023	111	28,833
Exploration	746	2,336	293	14,143	17,518
Net interest expense (income)	(114)	(82)	(388)	(4,579)	(5,163)
Earnings (loss), before income taxes	(10,431)	(2,706)	78,115	(36,258)	28,720
Capital Expenditures	16,215	9,131	4,810	217	30,373

1 Results for the six month period ended June 30, 2008 include the results of Fosterville and Stawell from February 19, 2008, the date of acquisition.

Revenues per geographical region for the three months and six months ending June 30, 2009, are as follows:

	Three months ended		Six months ended
	Q2 2009	Q2 2008	Q2 2009	Q2 2008
Canada	$89,669	$108,230	$167,290	$178,186
Australia	40,628	30,650	86,825	46,787
	$130,297	$138,880	$254,115	$224,973

As at June 30, 2009, minerals property, plant and equipment, and goodwill per geographical region is shown as follows:

	June 30, 2009	December 31, 2008
Canada	$79,301	$98,636
Australia	304,085	259,089
	$383,386	$357,725

Note 9

Other Income

For the three months ended March 31, 2009, other income includes insurance proceeds of $554,000 relating to the collapse of a buried section of the process water line at Kemess. The event, which occurred in the third quarter of 2008, resulted in ten days of lost production. No amount had previously been accrued in the consolidation financial statements.

Northgate Interim Report | Q2 2009 | 33

Other income for the six months ended June 30, 2008, included a mark-to-market gain of $9,836,000 related to the settlement of Perseverance’s gold forward contracts. In connection with the acquisition of Perseverance, the Corporation had entered into an agreement to acquire Perseverance’s portfolio of gold forward contracts based on the value of the underlying forward contracts at October 30, 2007.

Note 10

Supplementary Cash Flow Information

Changes in non-cash working capital and other:
	Three months ended		Six months ended
	Q2 2009	Q2 2008	Q2 2009	Q2 2008
Trade and other receivables	$(1,379)	$10,580	$(19,376)	$(7,497)
Income taxes receivables	—	—	6,837	—
Prepaid expenses	130	1,111	661	1,562
Inventories	9,822	9,330	2,665	3,572
Accounts payable and accrued liabilities	(3,975)	(454)	(17,357)	(11,274)
Income taxes payable	4,850	1,013	19,583	3,957
Settlement of forward contracts	—	(7,794)	19,182	(9,382)
Reclamation costs paid	(992)	(670)	(1,645)	(797)
	$8,456	$13,116	$10,550	$(19,859)

Supplementary information:
	Three months ended		Six months ended
	Q2 2009	Q2 2008	Q2 2009	Q2 2008
Cash paid during the year for:
Interest	$929	$942	$1,482	$1,930
Income taxes	—	4,381	587	4,715
Non-cash transactions:
Purchase of mineral property, plant and equipment
by assumption of capital lease obligations	—	7,577	—	7,557
Reduction of Perseverance hedge portfolio liability
through settlement of agreement to purchase
Perseverance hedge portfolio	—	—	—	(20,482)

Note 11

Subsequent Event

On July 2, 2009, the Corporation signed an Impact and Benefits Agreement (“IBA”) with the Matachewan First Nation (“MFN”) which establishes a framework for the permitting and development of a mine on the Young-Davidson property and sets out a variety of co-operative initiatives between the Matachewan First Nation and Northgate relating to employment, training and other business opportunities in connection with the project.

Note 12

Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

Northgate Interim Report | Q2 2009 | 34

Shareholder Information

Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are	Inquiries regarding the company’s latest information,
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
and general financial information may be directed to:
TSX: NGX | NYSE Amex: NXG
Keren R. Yun
Transfer Agent & Registrar	t. 416-363-1701 ext.233
Shareholder inquiries relating to address changes and	e. ngx@northgateminerals.com
share certificates should be directed to:	Interested parties are also encouraged to visit our
website at www.northgateminerals.com.

Computershare Investor Services

510 Burrard Street
Vancouver, BC V6C 3B9

t. 1-800-564-6253 (toll free in North America) or 514-982-7555

f. 1-866-249-7555 (toll free in North America) or 514-982-7635

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting record production of over 380,000 ounces of unhedged gold in 2009 and is targeting growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the NYSE Amex (formerly AMEX) under the symbol NXG.

Northgate Minerals Corporation	Northgate Australian Ventures Corporation

Toronto Office	Bendigo Office
18 King Street East, Suite 1602	117 Wills Street
Toronto, ON M5C 1C4	Bendigo, Victoria 3550
t. 416-363-1701	t. 61 (03) 5434 2111
f. 416-363-6392	f. 61 (03) 5442 3955

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
t. 604-681-4004
f. 604-681-4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com